                                    EXHIBIT 1

Norske Skog Canada Limited                                [COMPANY LOGO OMITTED]
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada  V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961


news release                                                NORSKE CANADA

31 July 2003


U.S. DOLLAR SLIDE ERODES NORSKECANADA'S Q2 GAINS


VANCOUVER, BC - The sputtering U.S. economy and accompanying foreign exchange impact of the stronger Canadian dollar versus its American counterpart negatively impacted NorskeCanada's (Norske Skog Canada Limited) second quarter results.

Despite significant currency hedging, the sharply depreciated U.S. dollar in the current quarter cost the company $13 million in lost operating earnings, as the majority of the company's sales are in U.S. dollars.

"A 16 per cent slide in the U.S. dollar relative to the Canadian dollar since the beginning of 2003 effectively negated the positive impact of improved pulp and paper transaction prices", said Russell J. Horner, NorskeCanada's President and CEO.

In spite of these challenges, the company recorded a number of highlights in the quarter, notably continued solid progress towards its December 2003 $100 million annualized run-rate performance improvement target and a US$150 million senior notes issue in May.

"We delivered additional performance improvement savings of $5 million ($20 million annualized), on top of the $15 million ($60 million annualized) achieved in the previous quarter. This takes our annualized run-rate improvement to $80 million at the end of June," said Horner. Horner added that the successful US$150 million bond offering in May has significantly enhanced the company's liquidity.

For the second quarter of 2003, the company recorded a net loss of $18.3 million, or $0.09 per common share, and earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses (EBITDA) of $9.6 million on net sales of $383.7 million. The net loss for the current quarter included an after-tax foreign exchange gain arising from the translation of U.S. dollar denominated debt of $19.5 million, or $0.09 per common share.

For the first quarter of 2003, the company recorded a net loss of $24.8 million, or $0.12 per common share, and EBITDA of $11.8 million on net sales of $385.8 million. The net loss for the first quarter included an after-tax gain on translation of US$ debt of $12.8 million, or $0.06 per common share.

For the three months ended June 30, 2002, the company incurred a net loss of $24.4 million, or $0.13 per common share, and generated EBITDA of $6.0 million on net sales of $359.8 million. The net loss included an after-tax gain on translation of US$ debt of $13.2 million, or $0.07 per common share.

For the first six months of 2003, the company's net loss was $43.1 million, or $0.21 per common share, and EBITDA was $21.4 million on net sales of $769.5 million. For the same period a year earlier, the company reported a net loss of $65.9 million, or $0.37 per common share, and EBITDA of $3.9 million on net sales of $684.1 million. The net loss for the first half of 2003 included an after-tax gain on translation of US$ debt of $32.3 million, or $0.16 per common share, compared to $13.4 million, or $0.07 per common share, for the same period in 2002.

Market demand for most paper grades remained sluggish through the current period. Year-over-year newsprint advertising lineage showed a marginal improvement, and uncoated groundwood specialty grades also recorded only a moderate increase over the same period. On a more positive note, the recent pick-up in demand for coated papers continued through the quarter. Year-over-year sales volume of the company's lightweight coated paper were up 23 per cent.

The industry operated at less than full production, which kept mill newsprint inventories low. The conversion of machines out of certain specialty and newsprint grades continues to improve the market structure. North American newsprint prices, which have been very slow to recover to normal levels, got a boost during the quarter as the result of the implementation of a US$30 per tonne price increase.

Horner said the company's pulp business was also affected by the weaker U.S. dollar as well as the SARS outbreak in Asia, and a drawdown of inventory by Chinese buyers. Pulp prices, which had been gaining strength earlier in the year, weakened late in the quarter in the face of softening demand and rising Norscan inventories.

The sources of the company's performance improvement gains in the current quarter mirrored those in the first quarter, with improvements in productivity and input costs leading the way. "We remain well on track to achieve our targeted $100 million of annualized run-rate performance improvements over 2002 results, by the end of this year," said Horner.

The company continued to maintain a tight control over working capital and capital spending during the current quarter. Cash flow from operations was $20.1 million during the quarter, an improvement from negative $5.6 million for the second quarter of 2002 and negative $32.3 million for the previous quarter ended March 31, 2003.

Approximately $134 million of the $213 million proceeds from the issue of US$150 million senior notes were used to repay the outstanding balance on the company's revolving operating loan. The remaining cash is being applied for general corporate purposes, including the funding of capital expenditures.

"With markets unsettled and many factors beyond our control, we remain highly focussed on those aspects of our business where we can make a difference," Horner said.

RUSSELL J. HORNER, PRESIDENT AND CEO, AND RALPH LEVERTON, VICE PRESIDENT FINANCE AND CFO WILL HOLD A TELEPHONE CONFERENCE WITH FINANCIAL ANALYSTS AND INSTITUTIONAL INVESTORS ON FRIDAY, AUGUST 1, 2003 AT 8:00 A.M. PACIFIC, 11:00 A.M. EASTERN, TO PRESENT THE COMPANY'S SECOND QUARTER RESULTS. MEDIA AND OTHER INTERESTED INDIVIDUALS ARE INVITED TO LISTEN TO THE LIVE BROADCAST BY ENTERING HTTP://WEBEVENTS.BROADCAST.COM/CNW/NORSKECANADA20030801 INTO YOUR WEB BAR.

FORWARD-LOOKING STATEMENTS

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS REPORT ARE FORWARD-LOOKING, INCLUDING STATEMENTS WITH RESPECT TO EXPECTED PERFORMANCE IMPROVEMENTS AND COST SAVINGS AND THE OUTLOOK FOR MARKETS, INVENTORIES, PRODUCTION AND PRICING, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THESE STATEMENTS.

For more information:

INVESTORS: Ralph Leverton                           MEDIA: Stu Clugston
Vice President, Finance and CFO                     VP, Corporate Affairs
604-654-4040                                        604-654-4463